# Purse for the People™

A Product of
New Moon Clothing Inc.



# Social Enterprise
## *Sustainability*

*Benefit Corporation*

*Triple Bottom Line*



# Purse for the People







# **Fashion *Consequences***

- Second Most Polluting Industry on the Planet



# #FastFashion

**70+ Pounds of Discarded Fashion Per Person Per Year**



# **Microplastics - Textiles**



Source washing synthetic clothing



Microfibers attract other toxins



Enter the Food Chain



Never biodegrade

"Fashions fade, style is eternal." **Yves Saint Laurent**



# Other Chemicals

- Dye
- Fire Retardant
- Stiffeners



# *"Fashion Can Be Beautiful and Mother Nature Approved"*

- Natural Fibers
- Natural Dyes
- #slowfashion

# Featured Material RATTAN



- Grows in Tropical Forests

- Requires Trees for its Growth

- Helps Keep Forests in Tact



# Purse for the People™

# *We Are The Tesla of Fashion*

*"You shouldn't do things differently just because they're different. They need to be... better."*

## Elon Musk



# Doing Fashion Better *MassCustomization*

- ## We Only Make What Customers Buy

  *they design and buy, we make and deliver*

- ## Freedom to Design Your Own Style

  *online with 5 easy mouse clicks*

- ## Zero Overproduction

  *less waste*





# New Products
# Traditional Wisdom

# Local Impact

- Local Jobs and Economy
- Employee Owed Coop.
- Manufacturing Sustainably
- Economic Recovery



*Thousands of homes were destroyed in the Meaderville suburb and surrounding areas, McQueen and East **Butte**, to excavate the open pit mine in 1954 by Anaconda Copper.*

# Global Impact

- Rain Forest Conservation
- Economic, Social Good
- Environmental Good



# Market

- Eco-fashionista
- Incomes >75K
- Millennials
- Environmental Concerns

*Personalized Shopping Online*

*Conscious Consumerism*

1% of market = $4.8+ million



# Startup to Date

- ## Gather the Tribe
  *#gratitude4thegoddess Website*

- ## Test Designs
  *Virtual Focus Group 3D Design*

- ## Software Design
  *Beta testing*

- ## Materials Sourced
  *Italy, USA, China, Indonesia*

- ## Website
  *Ecommerce*

# Funding

- Minimum Raise

| Use of Funds | Allocation |
|---|---|
| Inventory: Purchase and all parts or components | $50,000.00 |
| **Total Minimum Raise** | **$50,000.00** |
| **Additional Funds** | |
| Software Development | $35,000.00 |
| Signature Textile | $10,000.00 |
| Sourcing | $15,000.00 |
| Sample Production | $25,000.00 |
| Equipment | $32,000.00 |
| Marketing | $33,000.00 |
| Training | 37000 |
| Manufacturing Facility | 225000 |
| Improvements | 38000 |
| **Grand Total** | 500,000 |

*Over-shoot Goal*

*$500,000*

*Build Local Manufacturing Facility*



# Projections

Manufacturing Outsourced

# Partners & Advisors

















MONTANA MANUFACTURING EXTENSION CENTER
An affiliate of the NIST Manufacturing Extension Partnership

Headwaters
RESOURCE CONSERVATION DEVELOPMENT

BIG SKY ECONOMIC DEVELOPMENT

LJ SOURCING AGENCY

AMERICA'S SBDC MONTANA

bonfire
BRANDING & COMMUNICATIONS

Cedar Mountain
SOFTWARE

forest harvest